UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 Piso 8°

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Notice of Voting Results of Annual General Meeting held on July 14, 2026

Item 1

NOTICE OF VOTING RESULTS OF
ANNUAL GENERAL MEETING HELD ON 14 JULY 2026
GEOPARK LIMITED

Bogota, Colombia – 14 July 2026 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin American, announces the voting results of its Annual General Meeting of Shareholders (the “Meeting”) held on 14 July 2026 at Richmond House, 12 Par-la-Ville Road, Hamilton HM 08, Bermuda at 10:30 A.M. Local Time.

At the Meeting, the required quorum (39,958,335 shares, representing 61.57% of the outstanding 64,895,753 shares entitled to vote) was present in accordance with the Company’s Bye-laws, and the following proposals were approved by the requisite majority of votes cast:

1. To re-elect James F. Park as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
39,842,136	102,593	13,606

2. To re-elect Robert A. Bedingfield as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
39,722,518	193,564	42,253

3. To re-elect Carlos E. Macellari as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
39,677,927	241,072	39,336

4. To re-elect Brian F. Maxted as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
39,868,167	52,411	37,757

5. To re-elect Constantin Papadimitriou as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
39,640,970	267,213	50,152

6. To re-elect Felipe Bayon as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
39,863,147	75,440	19,748

7. To elect Gabriel Gilinski as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
39,859,278	66,805	32,252

8. To elect Dorita Gilinski as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
39,753,645	111,526	93,164

9. To elect Camilo Martinez as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
39,751,038	93,591	113,706

10. To appoint Ernst & Young Audit S.A.S. (a member of Ernst & Young Global) as external Auditors of the Company for the fiscal year ending 31 December 2026, to hold office until the close of the next Annual General Meeting.

For	Against	Abstain
39,899,615	38,337	20,383

11. To authorize the Audit Committee to fix the remuneration of the Auditors of the Company.

For	Against	Abstain
39,839,125	79,077	40,133

For further information, please contact:

INVESTORS:

Maria Catalina Escobar

mescobar@geo-park.com

Shareholder Value & Capital Markets Director

Miguel Bello

mbello@geo-park.com

Investor Relations Officer

Maria Alejandra Velez

mvelez@geo-park.com

Investor Relations Leader

MEDIA:

Communications Department communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Invest with Us” section on the Company’s website at www.geo-park.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: July 14, 2026